[GRAPHIC OMITTED] Acergy
PRESS RELEASE

                                                               seabed-to-surface

    ACERGY S.A. ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED
           NOVEMBER 30, 2006 & RECOMMENDATION TO INTRODUCE A DIVIDEND

London, England - February 14, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), today announced results for the fourth quarter and audited full year accounts to November 30, 2006.

FINANCIAL HIGHLIGHTS

                                                      FOURTH QUARTER ENDED        TWELVE MONTHS ENDED(a)
                                                   --------------------------   -------------------------
IN $ MILLIONS                                        NOV.30.06     Nov.30.05     NOV.30.06     Nov.30.05
------------------------------------------------   ------------    ----------   -----------    ----------
Net operating revenue from continuing operations   $      612.8    $    463.4   $   2,124.2    $  1,483.3
Gross profit                                             110.7          84.6         394.5         238.5
Net operating income from continuing operations            72.6          56.6         286.7         152.0
Income from continuing operations                          74.2          53.9         220.9         106.4
Income/(Loss) from discontinued operations                 (6.2)         18.1         (19.3)          6.0
Gain on disposal of discontinued operations                   -          27.1          35.1          27.1
Net income                                         $       68.0    $     99.1   $     236.7         139.5

                                                      FOURTH QUARTER ENDED        TWELVE MONTHS ENDED(a)
                                                   --------------------------   -------------------------
PER SHARE DATA                                       NOV.30.06     Nov.30.05     NOV.30.06     Nov.30.05
------------------------------------------------   ------------    ----------   -----------    ----------
Earnings per share from continuing operations
 (Diluted)                                         $       0.36    $     0.27   $      1.10    $     0.54
Earnings per share from discontinued operations
 (Diluted)                                         $      (0.03)   $     0.23   $      0.08    $     0.17
Net earnings per share (Diluted)                   $       0.33    $     0.50   $      1.18    $     0.71
Weighted-average number of common shares and
 common share equivalents outstanding (Diluted)
 (millions)                                               210.0         196.3         201.1         195.5
Recommended dividend per
share                                              $       0.20             -   $      0.20             -

(a) Figures have been extracted from the audited Consolidated Financial Statements for 2005 and 2006

                                                        [GRAPHIC OMITTED] Acergy

HIGHLIGHTS
- High volume quarter with $612.8 million in net operating revenue from continuing operations
- Solid quarterly net income of $74.2 million from continuing operations, in line with expectations
- Full year adjusted EBITDA from continuing operations(b) of $358.3 million representing a margin of 16.9%
-    $500 million of Convertible Notes issued in the quarter
-    Recommendation to introduce a dividend of $0.20 per share

Tom Ehret, Chief Executive Officer, said, "I am particularly satisfied with the results for the full year which are in line with our expectations and indicate that our overall project delivery has been further improved. Over the last 12 months we have added a net 1,200 new employees and we are in the process of adding five additional ships to our fleet. These additions will allow us to grow roughly in line with the market in 2007 providing a platform for further growth in the years ahead. From a corporate perspective we have improved the efficiency and flexibility of our capital structure by issuing $500 million of Convertible Notes, initiating a share buyback programme and refinancing our credit facilities.

Our growth over the last two years has been extraordinary with revenue rising from $1.1 billion in 2004 to $2.1 billion in 2006. Throughout this period we have been successful in achieving a balance between our growth and the delivery of our projects. Recognising both the considerable future prospects for our sector, and the strength of our company, the Board have resolved to recommend a dividend of $0.20 per share for payment in 2007, marking a new level of maturity for Acergy."

OPERATING REVIEW
Acergy Africa and Mediterranean - The Erha and Okume projects were satisfactorily completed and good progress made on EPC2B, which is now in its final phase. With an increased scope of work, the installation phase of Greater Plutonio began at the end of the fourth quarter with the new J-Lay system on the Acergy Polaris performing ahead of expectations during this initial phase. Good project results during the quarter compensated for the Acergy Polaris being out of action for most of the quarter for a planned major upgrade. In the third quarter of 2007 the challenging deepwater Moho Bilondo project moves into the installation phase. 2006 was a good year for Africa and the Mediterranean with record revenues, high levels of asset utilisation and timely project delivery.

Acergy Northern Europe and Canada - All of the ships in the North Sea again saw high levels of utilisation in the fourth quarter. The Langeled contract was very successfully completed with the Acergy Piper moving on to the Ekofisk pipelay at quarter end. A divers' strike affected operations in the North Sea causing delays and extra costs to reschedule programmes. We also experienced delays on the Britannia Satellites project due to trenching difficulties and bad weather. Despite these setbacks Northern Europe and Canada has again turned in a very satisfying performance for the full year.

Acergy North America and Mexico - The fourth quarter saw further deterioration in the discontinued operations on the remaining project in Trinidad due primarily to project close-out costs. This project was substantially completed in January 2007. The break even result from continuing operations was achieved by support for international operations as well as a limited contribution from domestic projects.

Acergy South America - The Acergy Condor and Acergy Harrier, on long term contract to Petrobras, delivered improved margins from high levels of utilisation throughout the quarter. The Pertinacia will become the third ship on long term day rate contract to Petrobras in the second quarter of 2007. The PRA-1 lump sum contract, our first of this type for Petrobras, progressed towards the installation phase which is commencing during the first quarter of 2007 with the Acergy Discovery.

                                                        [GRAPHIC OMITTED] Acergy

Acergy Asia and Middle East - Positive results on the Sakhalin projects were partly offset by operational delays on the Dai Hung and Kerisi projects where progress was slower than anticipated due partly to the knock on effect of the North Sea divers' strike. The process of building up the infrastructure in Asia to manage large deepwater projects gathered momentum throughout the year. This made the breakeven target for the full year a real challenge, which was met following successful resolution of a tax case. Contract tendering for the Sapura 3000 and Toisa Proteus remains very active.

ASSET DEVELOPMENT
The new build and conversion programmes on ships progressed throughout the fourth quarter of 2006 against a backdrop of supplier delays and cost escalations. The Pertinacia is expected to transit to Brazil to start her contract with Petrobras in the second quarter of 2007. The Polar Queen, which is now in the final part of her conversion, should be operational in the second quarter of 2007. The Toisa Proteus and the Acergy Viking are also expected to join the fleet in the second quarter and the Sapura 3000, in which we have a 50% interest through our Sapura Acergy joint venture, is expected to be operational in the third quarter of 2007. The Skandi Acergy is expected to join the fleet in the second quarter of 2008.

FINANCIAL REVIEW
FOURTH QUARTER
Net operating revenue from continuing operations for the fourth quarter of 2006 increased to $612.8 million from $463.4 million in the same period in 2005, due to continued high activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the fourth quarter was $72.6 million, compared to $56.6 million for the same period in 2005. The increase was due to satisfactory project completion and higher utilisation of major assets.

Non-consolidated joint ventures contributed $3.5 million in the fourth quarter as expected compared to $12.4 million for the equivalent quarter in 2005. This was partly due to the Stanislav Yudin in the Seaway Heavy Lifting joint venture, being in dry dock during the period and other project specific joint ventures coming to an end.

The Adjusted EBITDA margin from continuing operations(b) for the three months ended November 30, 2006 was 14.4%, compared to 17.6% for the same period in 2005. This reduction was partly due to the Acergy Polaris planned upgrade and a lower level of activity in joint ventures.

Income from continuing operations was $74.2 million for the fourth quarter, compared to $53.9 million in the same period in 2005. After including a loss from discontinued operations of $6.2 million, net income from all operations for the quarter ended November 30, 2006 was $68.0 million. This compares to net income from all operations of $99.1 million for the same period in 2005 after a gain of $45.2 million from discontinued operations.

The cash and cash equivalents position at the quarter end was $717.5 million, compared to $325.3 million at the quarter ended August 31, 2006. Total advance billings at the quarter end was $234.8 million, compared to $265.3 million at the quarter ended August 31, 2006. Due to the completion of the issue of the Convertible Notes during the period, debt at quarter end was $509.5 million, compared to $9.5 million at the quarter ended August 31, 2006. Capital expenditure in the fourth quarter was $36.7 million.

FULL YEAR
Net operating revenue for the full year from continuing operations was $2,124.2 million, a 43% increase on net operating revenue from continuing operations of $1,483.3 million for the full year 2005. The increase was driven mainly by the significant growth in SURF activity in West Africa and the North Sea.

                                                        [GRAPHIC OMITTED] Acergy

Net operating income from continuing operations for the full year was $286.7 million, compared to $152.0 million for the same period in 2005. The increase was due to a higher level of activity and satisfactory project completion.

Non-consolidated joint ventures had a good year with a $41.3 million contribution compared to $26.9 million for the full year in 2005, an improvement broadly in line with consolidated activities. Seaway Heavy Lifting and NKT Flexibles were the major contributors with project specific joint ventures all performing well throughout the year.

The Adjusted EBITDA(b) margin from continuing operations for the year ended November 30, 2006 was 16.9%, compared to 14.8% for the same period in 2005 reflecting strong project execution and good performance in joint ventures.

Net income from discontinued operations was $15.8 million after a $35.1 million gain on the sale of assets.

Under the share buyback programme initiated in September 2006, a total of 914,800 shares, representing 0.47% of issued shares, had been purchased as at November 30, 2006. 4,849,700 shares, representing 2.49% of issued shares, had been purchased as at February 12, 2007. These shares are held as Treasury shares in addition to the 879,121 Common Shares held indirectly as ADR's also in Treasury.

The Board have resolved to recommend the payment of a dividend of $0.20 per share for 2007, subject to shareholder approval, at the annual general meeting.

CURRENT TRADING
The backlog for continuing operations as at November 30, 2006 was $2.6 billion, of which approximately $1.7 billion is for execution throughout 2007. The group also held an additional $301 million in pre-backlog at the quarter end.

IN $ MILLIONS AS AT:   NOV.30.06   AUG.31.06   NOV.30.05
--------------------   ---------   ---------   ---------
Backlog (1)                2,587       2,618       2,194
Pre-Backlog (2)              301         302         518

(1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $11.2 million (November.30.06), $16.3 million (August.31.06) and $23.5 million (November.30.05). Backlog reflects the stated value of signed contracts.
(2) Pre-backlog reflects the stated value of signed letters of intent and the expected value of escalations on frame agreements

OUTLOOK
Following rapid growth over the past two years and progressive improvements in project execution, Acergy delivered solid results in 2006. The focus of the group in 2007 will be to consolidate activities with the delivery of new ships and the integration of new people. Our total quality management programme will play an important part in this process, we believe, by laying the foundation for a further improvement in our margin generation in future years.

The group therefore anticipates revenue growth of approximately 10% for 2007, and we expect to return to a more rapid rate of growth thereafter. Backlog is expected to grow particularly in West Africa, where the volume of bids outstanding at year end was 70% up on the previous year, and in Asia where the level of bidding is three times the level at this time last year.

The group now has market visibility through to 2012 with strong financial resources to support growth. Management expects that the strong market conditions that we have been experiencing over recent months will be maintained. Acergy is on course to sustain its growth through the end of the decade with a significant part of the project work for the next three years already at, or close to, the bidding stage.

                                                        [GRAPHIC OMITTED] Acergy

--------------------------------------------------------------------------------
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
--------------------------------------------------------------------------------
This press release does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for any of our securities.

(b)Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus interest, taxes, depreciation and amortisation and adjusted to exclude foreign currency exchange gains or losses, minority interests, impairment of long-lived tangible assets and gains or losses on disposal of subsidiaries and long-lived tangible assets. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are an important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These non-U.S. GAAP measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with U.S. GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with U.S. GAAP), as a measure of the group's operating results or cash flows from operations (as determined in accordance with U.S. GAAP) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation, excluding impairment charges of long lived tangible assets and gains and losses on disposal of subsidiaries and long lived tangible assets. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ships conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                                        [GRAPHIC OMITTED] Acergy

CONFERENCE CALL INFORMATION                             REPLAY FACILITY DETAILS
----------------------------------------------------    -----------------------------------------------------------
Lines will open 30 minutes prior to conference call.    This  facility  is  available  from 6pm UK Time (1pm EST(*)
                                                        Wednesday  February  14,  2007 until 12  midnight  UK Time
Date:    Wednesday February 14, 2007                    (7pm EST(*) Tuesday February 20, 2007.
Time:    3.00pm UK Time (10 am EST(*)

Conference Dial In Numbers:                             Conference Replay Dial In Numbers:
UK Toll Free           :   0800 073 8965                UK Toll Free               :  0800 953 1533
USA Toll Free          :   + 1 866 869 2352             USA Toll Free              :  + 1 866 247 4222
France                 :   + 33 (0) 1 70 70 07 85       France                     :  + 33 (0) 1 76 70 02 44
Norway                 :   + 47 21 56 32 56             Norway Toll Free           :  0800 165 34
Italy                  :   + 39 023 600 7812            Netherlands Toll Free      :  0800 023 4610
Netherlands            :   + 31 (0) 20 7133 453         Germany Toll Free          :  0800 101 3104
Germany                :   + 49 (0) 69 222 220 477
International Dial In: +44 (0) 1452 560 210             International Dial In:     +44 (0) 1452 550 000
Conference ID :  7303856                                Passcode               :   7303856#

(*)EST = Eastern Standard Time

Alternatively a live webcast and a playback facility will be available on the group's website www.acergy-group.com

CONTACTS:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                  - End Text -

                                - Tables Follow -

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                              THREE MONTHS ENDED             TWELVE MONTHS ENDED(a)
                                                         ----------------------------    ----------------------------
                                                         NOVEMBER 30,    November 30,    NOVEMBER 30,    November 30,
                                                             2006            2005            2006            2005
                                                         ------------    ------------    ------------    ------------
Net operating revenue from continuing operations         $      612.8    $      463.4    $    2,124.2    $    1,483.3
Operating expenses                                             (502.1)         (378.8)       (1,729.7)       (1,244.8)
                                                         ------------    ------------    ------------    ------------
Gross profit                                                    110.7            84.6           394.5           238.5
Share in net income of non-consolidated joint ventures            3.5            12.4            41.3            26.9
Selling, general and administrative expenses                    (43.6)          (38.7)         (149.4)         (119.9)
Impairment of long-lived tangible assets                         (1.4)           (6.1)           (2.1)           (7.1)
Gains/(Losses) on disposal of subsidiaries and                    4.5            (0.6)            3.9             7.5
long-lived tangible assets
Other operating income/(expense), net                            (1.1)            5.0            (1.5)            6.1
                                                         ------------    ------------    ------------    ------------
Net operating income from continuing operations                  72.6            56.6           286.7           152.0
Interest income/(expense), net                                    5.5             0.3            14.6            (0.1)
Foreign currency exchange gains/(losses), net                     1.7           (11.5)            0.5           (22.2)
                                                         ------------    ------------    ------------    ------------
Income before minority interests and taxes from
 continuing operations                                           79.8            45.4           301.8           129.7
Minority interests                                               (2.8)           (4.5)           (7.3)          (10.4)
                                                         ------------    ------------    ------------    ------------
Income before income taxes from continuing operations            77.0            40.9           294.5           119.3
Income tax (provision)/ benefit                                  (2.8)           13.0           (73.6)          (12.9)
                                                         ------------    ------------    ------------    ------------
Income from continuing operations                                74.2            53.9           220.9           106.4
Income/(Losses) from discontinued operations                     (6.2)           18.1           (19.3)            6.0
Gains  on disposal of discontinued operations                       -            27.1            35.1            27.1
                                                         ------------    ------------    ------------    ------------
Net income                                               $       68.0    $       99.1    $      236.7    $      139.5
                                                         ============    ============    ============    ============
PER SHARE DATA
Net earnings per Common Share and Common Share
 equivalent
  Basic                                                                            00
  Continuing operations                                          0.38            0.28            1.15            0.56
  Discontinued operations                                       (0.03)           0.24            0.08            0.17
                                                         ------------    ------------    ------------    ------------
  Net earnings                                           $       0.35    $       0.52    $       1.23    $       0.73
                                                         ============    ============    ============    ============
  Diluted
  Continuing operations                                          0.36            0.27            1.10            0.54
  Discontinued operations                                       (0.03)           0.23            0.08            0.17
                                                         ------------    ------------    ------------    ------------
  Net earnings                                           $       0.33    $       0.50    $       1.18    $       0.71
                                                         ============    ============    ============    ============
Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                         193.1           191.9           192.7           191.1
  Diluted                                                       210.0           196.3           201.1           195.5

SELECTED  INFORMATION - CONTINUING OPERATIONS
  Cash outflows for capital expenditures                         36.7            16.4           193.2            77.3
  Depreciation and amortisation                                  15.2            14.9            58.6            56.9
  Dry-dock amortisation                                           3.6             3.2            14.8            11.6

(a) Figures have been extracted from the audited Consolidated Financial Statements for 2005 and 2006

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                       AS AT            As at
                                                                    NOVEMBER 30,    November 30,
                                                                      2006(a)          2005(a)
                                                                    ------------    ------------
ASSETS
  Cash and cash equivalents                                         $      717.5    $      316.0
  Assets held for sale                                                      16.7            42.8
  Other current assets(b)                                                  669.4           468.2
  Long-lived tangible assets, net of accumulated depreciation              645.6           457.7
  Other non-current assets                                                 160.0            99.8
                                                                    ------------    ------------
    Total assets                                                    $    2,209.2    $    1,384.5
                                                                    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease obligations            2.4             0.8
  Other current liabilities                                                917.1           843.0
  Long term debt and capital lease obligations                             507.1             8.7
  Other non-current liabilities                                             64.2            49.9
  Minority interests                                                        18.7            26.4
  Shareholders' equity
    Common Shares                                                          389.0           385.5
    Paid-in-surplus                                                        475.0           461.5
    Accumulated deficit                                                   (154.3)         (391.0)
    Accumulated other comprehensive income                                   7.5             0.7
    Treasury stock                                                         (17.5)           (1.0)
                                                                    ------------    ------------
      Total shareholders' equity                                           699.7           455.7
                                                                    ------------    ------------
      Total liabilities and shareholders' equity                    $    2,209.2    $    1,384.5
                                                                    ============    ============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2005 and 2006.

                                                        [GRAPHIC OMITTED] Acergy

                ACERGY S.A. AND SUBSIDIARIES - SEGMENTAL ANALYSIS
                                 (in $ millions)

The group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                         ACERGY     ACERGY               ACERGY
FOR THE THREE MONTHS ENDED                 ACERGY       NORTHERN     NORTH     ACERGY    ASIA &
NOVEMBER 30, 2006                         AFRICA &      EUROPE &   AMERICA &    SOUTH    MIDDLE     ACERGY
(in $ millions)                         MEDITERRANEAN    CANADA    MEXICO(b)   AMERICA    EAST     CORPORATE     TOTAL
-------------------------------------   -------------   --------   ---------   -------   ------    ---------   ---------
Net operating revenue -  external (a)           327.7      217.3         1.8      31.1     33.9          1.0       612.8
Income / (loss) from operations                  53.8       26.0         1.9       2.4     (2.0)        (9.5)       72.6
  Interest income, net                                                                                               5.5
  Foreign exchange gain                                                                                              1.7
Income before minority interests and
 taxes from continuing operations                                                                              $    79.8

                                                         Acergy     Acergy               Acergy
For the three months ended                 Acergy       Northern     North     Acergy    Asia &
November 30, 2005                         Africa &      Europe &   America &    South    Middle     Acergy
(in $ millions)                         Mediterranean    Canada    Mexico(b)   America    East     Corporate     Total
-------------------------------------   -------------   --------   ---------   -------   ------    ---------   ---------
Net operating revenue - external (a)            232.7      164.5        13.6      13.0     40.3         (0.7)      463.4
Income / (loss) from operations                  16.9       26.3        (4.2)     (3.2)     4.1         16.7        56.6
  Interest income, net                                                                                               0.3
  Foreign exchange loss                                                                                            (11.5)
Income before minority interests and taxes from continuing operations                                          $    45.4

                                                         ACERGY     ACERGY               ACERGY
FOR THE TWELVE MONTHS ENDED                ACERGY       NORTHERN     NORTH     ACERGY    ASIA &
NOVEMBER 30, 2006                         AFRICA &      EUROPE &   AMERICA &    SOUTH    MIDDLE     ACERGY
(in $ millions)                         MEDITERRANEAN    CANADA    MEXICO(b)   AMERICA    EAST     CORPORATE     TOTAL
-------------------------------------   -------------   --------   ---------   -------   ------    ---------   ---------
Net operating revenue -  external (a)         1,045.5      827.2        38.0      82.6    129.8          1.1     2,124.2
Income from operations                          138.7      122.9         2.9       5.1     (0.3)        17.4       286.7
  Interest income, net                                                                                              14.6
  Foreign exchange gain                                                                                              0.5
Income before minority interests and
 taxes from continuing operations                                                                              $   301.8

                                                         Acergy     Acergy               Acergy
For the twelve months ended                Acergy       Northern     North     Acergy    Asia &
November 30, 2005                         Africa &      Europe &   America &    South    Middle     Acergy
(in $ millions)                         Mediterranean    Canada    Mexico(b)   America    East     Corporate     Total
-------------------------------------   -------------   --------   ---------   -------   ------    ---------   ---------
Net operating revenue - external (a)            714.1      579.0        49.1      50.2     80.7         10.2     1,483.3
Income / (loss) from operations                  72.6       65.7        (2.2)     (1.1)     2.8         14.2       152.0
  Interest expense, net                                                                                             (0.1)
  Foreign exchange loss                                                                                            (22.2)
Income before minority interests and taxes from continuing operations                                          $   129.7

(a) Three clients each individually accounted for more than 10% of the group's revenue from continuing operations for the quarter ended November 30, 2006. The revenue from these clients was $287.3 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the twelve months period ended November 30, 2006 accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $1,164.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended November 30, 2005, three clients accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $241.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Four clients in the twelve months period ended November 30, 2005 accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $915.0 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East.

(b)  Excludes discontinued operations.

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                              THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                         ----------------------------    ----------------------------
                                                         NOVEMBER 30,    November 30,    NOVEMBER 30,    November 30,
                                                             2006            2005            2006             2005
                                                         ------------    ------------    ------------    ------------
Net operating income from continuing operations                  72.6            56.6           286.7           152.0
ADJUSTMENTS:
Depreciation and amortisation, including dry-docking
 amortisation                                                    18.8            18.1            73.4            68.5
Impairment of long-lived tangible assets                          1.4             6.1             2.1             7.1
(Gains)/losses on disposal of subsidiaries and
 long-lived tangible assets                                      (4.5)            0.6            (3.9)           (7.5)
                                                         ------------    ------------    ------------    ------------
Adjusted EBITDA                                                  88.3            81.4           358.3           220.1
                                                         ------------    ------------    ------------    ------------
Net operating revenue from continuing operations                612.8           463.4         2,124.2         1,483.3
                                                         ------------    ------------    ------------    ------------
Adjusted EBITDA %                                                14.4%           17.6%           16.9%           14.8%
                                                         ------------    ------------    ------------    ------------

                          ACERGY S.A. AND SUBSIDIARIES
             RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (in $ millions, except percentages)

                                                              THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                         ----------------------------    ----------------------------
                                                         NOVEMBER 30,    November 30,    NOVEMBER 30,    November 30,
                                                             2006            2005            2006             2005
                                                         ------------    ------------    ------------    ------------
Income from continuing operations                                74.2            53.9           220.9           106.4

ADJUSTMENTS:
Depreciation and amortisation, including dry-docking
 amortisation                                                    18.8            18.1            73.4            68.5
Impairment of long-lived tangible assets                          1.4             6.1             2.1             7.1
(Gains)/losses on disposal of subsidiaries and
 long-lived  tangible assets                                     (4.5)            0.6            (3.9)           (7.5)
Interest (income)/expense, net                                   (5.5)           (0.3)          (14.6)            0.1
Income tax provision/(benefit)                                    2.8           (13.0)           73.6            12.9
Foreign currency exchange (gains)/losses                         (1.7)           11.5            (0.5)           22.2
Minority interests                                                2.8             4.5             7.3            10.4
                                                         ------------    ------------    ------------    ------------
Adjusted EBITDA                                                  88.3            81.4           358.3           220.1
                                                         ------------    ------------    ------------    ------------
Net operating revenue from continuing operations                612.8           463.4         2,124.2         1,483.3
                                                         ------------    ------------    ------------    ------------
Adjusted EBITDA %                                                14.4%           17.6%           16.9%           14.8%
                                                         ------------    ------------    ------------    ------------